  EXHIBIT 99.2

Schedule I

The following is a summary of the Group’s investment properties as of June 30, 2022 prepared in accordance with SEC Regulation S-X 12-28 (all amounts are in millions of Argentine Pesos):

		Initial Costs		Subsequent Costs	Costs at the end of the year
Name	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Shopping malls:
Abasto	-	469	12,212	695	469	12,907	13,376	-	-996	12,380	nov-98	jul-94
Alto Palermo Shopping	-	418	19,685	6,624	418	26,309	26,727	2	-12,506	14,223	oct-90	nov-97
Alto Avellaneda	-	835	8,049	2,472	835	10,521	11,356	2	-2,127	9,231	oct-95	dic-97
Alcorta Shopping	-	504	5,654	1,756	504	7,410	7,914	-	1,048	8,962	jun-92	jun-97
Alto Noa	-	17	2,124	484	17	2,608	2,625	1	-630	1,996	sep-94	mar-95
Patio Bullrich	-	405	7,435	829	405	8,264	8,669	-	-4,749	3,920	sep-88	oct-98
Alto Rosario	-	1,817	894	2,266	1,817	3,160	4,977	-1	2,511	7,487	nov-04	nov-04
Mendoza Plaza	-	507	3,613	2,461	507	6,074	6,581	-3	-3,204	3,374	jun-94	dic-94
Dot Baires Shopping	-	1,549	1,127	11,153	1,549	12,280	13,829	1	-2,540	11,290	may-09	nov-06
Córdoba Shopping	Antichresis	185	3,316	643	185	3,959	4,144	1	-1,930	2,215	mar-90	dec-06
Distrito Arcos	-	-	-	5,220	-	5,220	5,220	-	-402	4,818	nov-09	nov-09
Alto Comahue	-	126	357	5,852	126	6,209	6,335	-	-2,703	3,632	may-06	may-06
Patio Olmos	-	382	711	2	382	713	1,095	-	986	2,081	may-95	sep-07
Soleil Premium Outlet	-	408	1,375	1,254	408	2,629	3,037	15	332	3,384	jul-10	jul-10
Others	-	-	83	-	-	83	83	-	1,066	1,149	n/a	n/a
Shopping malls		7,622	66,635	41,711	7,622	108,346	115,968	18	-25,844	90,142

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Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at the end of the year
Name	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Office and other rental properties:
Abasto Offices	-	-	-	249	-	249	249	-	351	600	mar-13	jul-94
Zetta building	-	1,058	-	8,303	1,058	8,303	9,361	67	18,321	27,749	dec-18	dec-18
Dot building	-	351	112	4,646	351	4,758	5,109	-11	4,624	9,722	sep-10	nov-06
Bouchard Plaza 551	-	166	99	-	166	99	265	-	379	644	-	mar-07
Others	-	576	1,285	163	576	1,448	2,024	-	2,322	4,346	n/a	n/a
La Adela	-	2,862	-	915	2,862	915	3,777	-	-632	3,145	-	abr-15
Beruti 3330 paseo del sol	-	-	232	40	-	272	272	-	-190	82	-	may-22
Intercontinental Plaza building	-	96	1,348	485	96	1,833	1,929	-1	918	2,846	jun-96	dec-14
Bank Boston Tower	-	214	172	-	214	172	386	-	23	409	dec-14	dec-14
Phillips building	-	-	3,326	2	-	3,328	3,328	2	2,774	6,104	jun-17	jun-17
Catalinas building	-	3,325	-	6,758	3,325	6,758	10,083	16	8,592	18,691		dic-20
Office and other rental properties		8,648	6,574	21,970	8,648	28,544	37,192	73	37,073	74,338

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Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at the end of the year
Name	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Undeveloped parcels of land
Building annexed to Dot	-	1,628	-	-	1,628	-	1,628	-	7,421	9,049	-	nov-06
Luján plot of land	-	827	-	87	914	-	914	-	1,324	2,238	-	may-12
Caballito –Ferro plot of land	-	1,791	-	506	2,297	-	2,297	-	5,485	7,782	-	nov-97
Annexed to Dot plot of land	-	15	-	-	15	-	15	-	16	31	-	feb-17
Mendoza plot of land	-	27	-	-	27	-	27	-	12	39	-	dec-16
Intercontinental plot of land Tower B	-	820	-	1,315	2,135	-	2,135	-	70	2,205	-	dec-14
Mendoza Av Este 2992 plot of land	-	-	-	165	165	-	165	-	86	251	-	mar-18
La Plata plot of land	-	918	-	29	947	-	947	-	-35	912	-	mar-18
Casona Hudson	-	106	-	-	106	-	106	-	-106	-	-	dec-20
Alto Palermo Shopping - buildable potential	-	-	-	-	-	-	-	-	2,481	2,481	-	nov-97
Patio Bullrich - buildable potential	-	-	-	-	-	-	-	-	2,695	2,695	-	oct-98
Alto Rosario - buildable potential	-	-	-	-	-	-	-	-	1,009	1,009	-	nov-04
Cordoba Shopping - buildable potential	-	-	-	-	-	-	-	-	529	529	-	dec-06
Terreno Ezpeleta (Quilmes - Nueva Costa Urbana)	-	3,189	-	-	3,189	-	3,189	-	876	4,065	-	may-22
Beruti N° 3345/47 esq. Coronel Diaz 2110/20	-	-	2,525	-	-	2,525	2,525	-	606	3,131	-	jun-22
Costa urbana	-	7,653	625	880	8,532	626	9,158	1	80,150	89,309	-	may-07
Pilar	-	49	-	-	49	-	49	-	482	531	-	jun-14
Pontevedra	-	67	-	-	67	-	67	-	97	164	-	feb-98
TERRENO SAN LUIS	-	23	-	-	23	-	23	-	36	59	-	mar-08
Terreno La Plata CELAP	-	-	-	-	-	-	-	-	1,476	1,476	-	mar-18
Undeveloped parcels of land		17,113	3,150	2,982	20,094	3,151	23,245	1	104,710	127,956

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 Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at the end of the year
Name	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Properties under development
PH Office Park	-	-	-	31	-	31	31	-	5	36	in progress	-
Alto Palermo Shopping annex	-	1,385	-	3,099	1,385	3,099	4,484	-	-4,484	-	in progress	-
Phillips building	-	-	-	138	-	138	138	-	2	140	in progress	-
Alto Avellaneda	-	-	-	228	-	228	228	-	163	391	in progress	-
Properties under development		1,385	-	3,496	1,385	3,496	4,881	-	-4,314	567
Others
DirecTV Arena Stadium	-	-	-	674	-	674	674	-	-674	-	-	feb-18
EH UT	-	-	-	262	-	262	262	-	29	291	-	sep-17
Others		-	-	936	-	936	936	-	-645	291
Total		34,768	76,359	71,095	37,749	144,473	182,222	92	110,980	293,294

(*) For the reconciliation of the carrying amount and its variations during the years ended June 30, 2022 and 2021 please refer to note 9 to the Consolidated Financial Statements. For variations during the year ended June 30, 2020 please refer to note 9 to the Consolidated Financial Statements as of June 30, 2021.

(**) Restated for inflation as of June 30, 2022.

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